Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154798

Prospectus Supplement No. 1
To Prospectus Dated November 12, 2008

IMAGING DIAGNOSTIC SYSTEMS, INC.

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52,625,734 Shares of Common Stock, no par value

This Prospectus Supplement No. 1 supplements and amends information in the prospectus dated November 12, 2008.  You should read this prospectus supplement in conjunction with the prospectus, and this supplement is qualified by reference to the prospectus, except to the extent that the information herein supersedes the information contained in the prospectus.

On December 10, 2008, Imaging Diagnostic Systems, Inc. (the “Company”) entered into an Amendment Agreement with two unaffiliated third parties:  Whalehaven Capital Fund Limited (“Whalehaven”); and Alpha Capital Anstalt ("Alpha") (Whalehaven and Alpha are collectively referred to as the "Purchasers").  The Amendment Agreement relates to the five-year warrant to purchase 22,222,222 shares of the Company's common stock at an exercise price of $.0228 per share (the "Warrant") issued to Whalehaven pursuant to the Securities Purchase Agreement dated as of August 1, 2008, between the Company and Whalehaven (the "Purchase Agreement").  Under the Purchase Agreement, the Company sold to Whalehaven an 8% Senior Secured Convertible Debenture due August 1, 2009, in the principal amount of $400,000 (the "Debenture") and issued the Warrant to Whalehaven.

In November, 2008, Whalehaven converted $160,000 principal amount of the Debenture and received 9,206,065 shares of the Company's common stock as a result.  On November 26, 2008, Whalehaven sold to Alpha $50,000 principal amount of the Debenture and the right to purchase 5,555,555 shares underlying the Warrant.  As a result of this transaction, the Warrant for 22,222,222 shares was replaced by a warrant held by Whalehaven covering 16,666,667 shares (the "Whalehaven Warrant") and a warrant held by Alpha covering 5,555,555 shares (the "Alpha Warrant") (collectively, the "Warrants").

Under the Amendment Agreement, the Company agreed to reduce the exercise price of the Warrants to $.015 per share in exchange for the Purchasers' agreement to immediately exercise the Warrants as to 7,000,000 shares (5,000,000 covered by the Whalehaven Warrant and 2,000,000 covered by the Alpha Warrant).  The Company intends to use the $105,000 proceeds from the warrant exercise for working capital.

On November 20, 2008, the Company entered into a Securities Purchase Agreement with Whalehaven and Alpha relating to a private placement of $400,000 in principal amount of 8% Senior Secured Convertible Debentures due November 20, 2009, of which $200,000 was purchased by Whalehaven and $200,000 was purchased by Alpha (the "New Debentures").  The New Debentures were sold on terms substantially equivalent to those of the initial Debenture, except that no warrants were issued in connection with the New Debentures.  The Company is required to file a registration statement covering the shares of common stock underlying the New Debentures, including any shares payable as interest, pursuant to the terms of a Registration Rights Agreement dated November 20, 2008, between the Company and Whalehaven and Alpha, promptly following the Company's annual meeting of shareholders, scheduled for December 29, 2008, provided that at the meeting the shareholders vote to approve an amendment to the Company's articles of incorporation to increase the authorized shares from 450,000,000 to 950,000,000.  The Company will use commercially reasonable efforts to cause a Registration Statement to be declared effective as promptly as practicable and no later than 75 days after filing.  In the case of a review by the Securities and Exchange Commission the effectiveness date deadline is 120 days.  In the absence of timely filing or effectiveness, the Company would be subject to customary liquidated damages.

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In reviewing this prospectus supplement and the prospectus, you should carefully consider the risks under "Risk Factors" beginning on page 9 of the prospectus dated November 12, 2008.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of the Prospectus Supplement No. 1 is December 12, 2008.